c/o Zhejiang Tantech Bamboo Technology Co., Ltd s No. 10 Cen Shan Road, Shuige Industrial Zone s

Lishui City, Zhejiang Province s People’s Republic of China s Phone: +86-578-226-2305

August 22, 2014

Pamela A. Long, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Tantech Holdings Ltd

Amendment No. 3 to Draft Registration Statement on Form F-1

Filed: August 22, 2014

CIK No.: 0001588084

Dear Ms. Long:

On behalf of Tantech Holdings Ltd (the “Registrant”) and in response to the comments set forth in your letter dated July 25, 2014, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 3 to the captioned Draft Registration Statement (the “Third Amendment”). Capitalized terms used herein shall have the meanings ascribed to them in the Third Amendment unless otherwise defined herein. We have also enclosed two redlined copies of the Amendment for your review.

General

1.	We note your response to comment 4 of our letter dated March 31, 2014. The Bamboo Beauty logo still appears on your corporate home page. Please advise.

We acknowledge the comment and have revised the website to remove the referenced logo.

Prospectus Summary, page 1

Our Challenges and Risks, page 6

2.	We note your response to comment 5 of our letter dated March 31, 2014. Please revise your disclosure here and under Use of Proceeds to clarify that you intend to make capital contributions to your subsidiaries within 30 days of your application to increase the registered capital of Bamboo Tech being granted as well as the portion of the proceeds this will constitute.

We acknowledge the comment and have revised the Third Amendment as requested. The revised disclosure may be found on pages 6 and reads as follows (similar language is located on page 32):

Pamela A. Long, Assistant Director

August 22, 2014

Under PRC laws and regulations, we are permitted to use the proceeds from this offering to fund our PRC subsidiaries only through loans or capital contributions, subject to applicable government registration and approval requirements. We currently anticipate financing our subsidiaries by means of capital contributions. These capital contributions must be approved by the Ministry of Commerce of China, or MOFCOM, or its local counterpart, which approval usually takes no more than 30 working days to complete. We intend to initiate this process immediately upon completion of this offering. We currently anticipate using approximately 85% of the gross proceeds from this offering to increase the registered capital of Bamboo Tech (after which time Bamboo Tech may apply such funds to the purposes described in “Use of Proceeds”). The increase in registered capital will require prior approval from MOFCOM or its local counterparts. This approval process typically takes 30 to 90 days, and sometimes longer, from the time MOFCOM or its local branches receive all the required application documents. The remaining approximately 15% of such gross proceeds will be used to pay expenses related to this offering and for other general corporate purposes. If we were to provide funding to Bamboo Tech through loans, the total amount of such loans may not exceed the difference between Bamboo Tech’s total investment amount as approved by the foreign investment authorities and Bamboo Tech’s registered capital. Such loans must also be registered with the SAFE, which registration usually takes no more than 20 working days after application to complete. The cost for obtaining such approvals and completing such registration is minimal. See “Risk Factors—Risks Related to Doing Business in the PRC—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business”.

3.	We note your disclosure here and under Use of Proceeds that you anticipate using a “substantial portion” of the proceeds of this offering to increase the registered capital of Bamboo Tech. Please disclose what the remainder of the proceeds will be applied towards, as your disclosure here does not discuss any use of proceeds not dependent upon increasing the registered capital of Bamboo Tech.

We acknowledge the comment and have revised the Third Amendment as requested. The revised disclosure may be found on pages 6 and 32 and reads as stated in response to Comment 2 above.

Risks Related to Our Business and Industry, page 12 A weakening of the Chinese economy (and in particular consumer spending) could ... page 12

4.	The last sentence under this subcaption implies that this may not be a material risk. Please revise or delete this risk factor accordingly.

We have revised the referenced risk factor to delete the last sentence and clarify that the risk applies only to our Charcoal Doctor and EDLC products. The revised disclosure may be found on page 12 and reads as follows:

A weakening of the Chinese economy (and in particular consumer spending) could hurt demand for our Charcoal Doctor and EDLC carbon products.

Our Charcoal Doctor products are generally considered “household use and decorative items,” meaning that these products are used for beautification and decoration purposes in addition to purification purposes. For example, consumers tend to purchase charcoal products for their value in absorbing odors and tend to purchase some of our bamboo charcoal products for these purposes and also for the perceived attractiveness of our products. We seek to design bamboo charcoal products that our customers want to display throughout their homes.

As such, we have relied on consumer spending to drive sales in this product line. In the past, sales have been increased as Chinese consumers have had more disposable income. Over the last five years, China’s GDP growth rate has slowed from more than 11% to less than 8%. If China’s economy continues to slow, or if customer spending for household items decreases, demand for our products may be reduced, which would negatively affect sales of our Charcoal Doctor products. Similarly, a reduction in spending on automobiles or public transportation could affect the demand for the sort of supercapacitors that are likely to use our EDLC carbon, reducing the demand for products like ours.

2

Pamela A. Long, Assistant Director

August 22, 2014

Risks Related to Doing Business in China, page 19

Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” ... Page 20

5.	We note your statement here that THL and USCNHK are controlled by individuals, rather than by an enterprise. The equity of both of these companies is entirely held by other entities, rather than individuals. You state in your supplemental analysis that each of USCNHK and THL are controlled by Zhang Yefang, but do not explain the rationale for this statement. We understand that Ms. Zhang holds all of the equity of Tanbsok Group Ltd. We further note that THL has at least three PRC directors, and Ms. Zhang appears to be the only non-PRC director of that company. Please advise.

Under PRC law, the term “controlling” means actual control, rather than just technical control. In our case, Ms. Yefang Zhang actually controls (albeit indirectly) THL and USCNHK. Accordingly, we do not believe USCNHK or THL constitutes a PRC resident enterprise. Moreover, under SAT Notice 82, because USCNHK and THL are not actually controlled by a PRC enterprise or enterprise group, we do not believe they are PRC resident enterprises, notwithstanding the location in China of a substantial majority of the members of our management team and the management team for our offshore holding companies. We have revised the referenced risk factor to clarify these points. The revised disclosure may be found on page 20 and reads as follows:

Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.

China passed the Enterprise Income Tax Law, or the EIT Law, and it is implementing rules, both of which became effective on January 1, 2008. Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

On April 22, 2009, the State Administration of Taxation of China, or the SAT, issued the Circular Concerning Relevant Issues Regarding Cognizance of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises pursuant to Criteria of de facto Management Bodies, or the SAT Notice 82, further interpreting the application of the EIT Law and its implementation to offshore entities controlled by a Chinese enterprise or enterprise group. Pursuant to the SAT Notice 82, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or enterprise group will be classified as a “non-domestically incorporated resident enterprise” if (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) its substantial assets and properties, accounting books, corporate stamps, board and stockholder minutes are kept in China; and (iv) at least half of its directors with voting rights or senior management often resident in China. After SAT Notice 82, the SAT issued a bulletin, known as SAT Bulletin 45, which took effect on September 1, 2011, to provide more guidance on the implementation of SAT Notice 82 and clarify the reporting and filing obligations of such “non-domestically incorporated resident enterprise.” SAT Bulletin 45 provides procedures and administrative details for the determination of resident status and administration on post-determination matters.

Because THL and USCNHK are controlled (although indirectly) by a foreign individual, rather than by a PRC enterprise or a PRC enterprise group, we do not believe that either THL or USCNHK is a PRC resident enterprise.

3

Pamela A. Long, Assistant Director

August 22, 2014

However, although both SAT Notice 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in SAT Notice 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals. If the PRC tax authorities determine that THL or USCNHK is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Currently, we do not have any non-China source income, as we complete our sales, including export sales, in China. Second, under the EIT Law and its implementing rules, dividends paid to us from our PRC subsidiaries would be deemed as “qualified investment income between resident enterprises” and therefore qualify as “tax-exempt income” pursuant to the clause 26 of the EIT Law. Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which the dividends we pay with respect to our common stock, or the gain our non-PRC stockholders may realize from the transfer of our common stock, may be treated as PRC-sourced income and may therefore be subject to a 10% PRC withholding tax. The EIT Law and its implementing regulations are, however, relatively new and ambiguities exist with respect to the interpretation and identification of PRC-sourced income, and the application and assessment of withholding taxes. If we are required under the EIT Law and its implementing regulations to withhold PRC income tax on dividends payable to our non-PRC stockholders, or if non-PRC stockholders are required to pay PRC income tax on gains on the transfer of their shares of common stock, our business could be negatively impacted and the value of your investment may be materially reduced. Further, if we were treated as a “resident enterprise” by PRC tax authorities, we would be subject to taxation in both China and such countries in which we have taxable income, and our PRC tax may not be creditable against such other taxes.

Capitalization, page 36

6.	We reissue comment 27 of our letter dated March 31, 2014. Your capitalization must be presented as of a date within 60 days of the date of this prospectus. April 30, 2014 is 61 days before June 30, 2014. Please revise.

We acknowledge the comment and have revised the Third Amendment as requested. The updated capitalization table is as of July 31, 2014 and may be found on page 36.

7.	We note your response to comment 28 of our letter dated March 31, 2014. Please provide us with the calculations to demonstrate how you end up with the same number of shares if you did a 256-for-1 share split compared to your current proposed transaction in which you would do a 1,000-for-1 share split and then a simultaneous repurchase of 744 shares. In addition, it is unclear why you are calling this transaction a 256-for-1 share split as you note that there would be differences in the par value if you did a 256-for-1 share split compared to the current proposed transaction. It appears in essence that you are doing a 1000-for-1 share split which will result in 50,000,000 million shares with a par value of $0.001 and then you will be repurchasing 37,200,000 million shares with a par value of $0.001. Please further advise and clarify your disclosures accordingly. You should also clearly disclose the business purpose for structuring the transaction in this form.

As a preliminary matter, we note that the pre-offering valuation of the company has increased, so 20,000,000 common shares (out of 50,000,000 authorized) will be outstanding at completion of the split and repurchase and prior to completion of the offering. We have revised the Third Amendment to clarify that we are effecting a simultaneous 1,000-for-1 share split and repurchase at par value of 30,000,000 shares proportionately from all shareholders in order to maintain ownership percentages in the company pre-offering. Because the number of pre-offering shares has increased and because we are changing the way we describe the change, we have not provided the requested calculation for a 256-for-1 share split.

4

Pamela A. Long, Assistant Director

August 22, 2014

We have further disclosed that the business purposes for the share split and repurchase are to (1) maintain $50,000 in aggregate share capital, (2) increase the total number of shares and reduce the per-share-price in anticipation of the offering so that the targeted offering price matches the per-share-value of the common shares, and (3) create authorized but un-issued shares (both for sale in the offering and as may be needed in the future) by virtue of repurchasing such shares. The revised disclosure may be found on page 36 and reads as follows:

Gives effect to completion of a simultaneous (a) 1,000-for-1 split of its common shares and (b) pro-rata repurchase for par value of 600 of such shares (30,000,000 in total). At completion of such transactions and prior to completion of this offering, we were authorized to issue 50,000,000 common shares, $0.001 par value per share, and 20,000,000 such common shares were issued and outstanding. Simultaneous transactions were completed in order to adjust the number of shares authorized, issued and available for issuance and the per-share price and par value of such shares.

We have also added in additional language on page 61:

On          , 2014 in contemplation of the initial public offering of its common shares, THL effected a simultaneous (a) 1,000-for-1 split of its common shares and (b) pro-rata repurchase for par value of 600 of such shares (30,000,000 in total). This transaction was accomplished in this way for several business reasons: (1) we wanted to maintain $50,000 in aggregate share capital; (2) in anticipation of this offering, we desired to increase the total number of common shares and reduce their per-share price to a level consistent with the targeted offering price in this offering; and (3) prior to completion of the recapitalization, we had issued all of the shares we were authorized to issue and needed to create authorized but unissued shares by repurchasing a portion of such authorized and outstanding shares.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

Competition in Consumer Product and Energy Segment, page 40

8.	Please revise to make apparent that not all of the competitors that your Charcoal Doctor brand competes with have exclusively bamboo charcoal based product suites. Please refer to comment 33 of our letter March 31, 2014, asking for a thorough description of your non-bamboo based competition.

We acknowledge the comment and have revised the Third Amendment as requested. The revised disclosure may be found on page 36 and reads as follows:

Our products face competition from other producers. In our household product segment, we face competition from a number of companies that have similar product portfolios. Many of such competitors’ products are not bamboo-based; instead, we compete based on our products’ functional use. Many such competitors are able to provide functionally similar products without relying on bamboo or bamboo charcoal components.

Results of Operations, page 44

9.	We note your response to comment 36 of our letter dated March 31, 2014. Please tell us the amounts of gross accounts receivable and advances to suppliers balances as of December 31, 2013 which have been subsequently collected or utilized as it relates to advances to suppliers.

Out of the gross accounts receivable balances as of December 31, 2013, approximately $25.3 million (equivalent to approximately RMB155.8 million) have been collected during the six months ended June 30, 2014. Out of the gross advances to suppliers balances as of December 31, 2013, approximately $9.3 million (equivalent to approximately RMB57.5 million) have been utilized during the six months ended June 30, 2014.

5

Pamela A. Long, Assistant Director

August 22, 2014

Trading Segment, page 49

10.	Please clarify why your Trading Segment’s interest expenses increased in 2013.

We acknowledge the comment and have revised the Third Amendment as requested. The revised disclosure may be found on page 49 and reads as follows:

Such interest expenses in the Trading Segment were primarily related to the discounting of bankers’ acceptance notes. We usually asked our banks to issue bankers’ acceptance notes to pay our vendors directly or to factor these notes through discounting agents before they become due. As all of bankers acceptance notes at our Trading Segment were used for direct payments to our vendors before 2013, there was no interest expenses associated with these notes. However, starting from 2013, all our bankers’ acceptance notes were discounted through discounting agents and resulted in an increase in our interest expenses.

Our Trading Segment discounted RMB30 million (approximately $4.9 million) of bankers acceptance notes with a maturity of six months in May 2013 and RMB30 million in November 2013. The interest expenses were approximately RMB 1.9 million (approximately $319,000) related to the discounting of notes in 2013. Our Trading Segment did not incur discounting interests related to bankers acceptance notes in 2012.

Energy Segment, page 49

11.	Please tell us what consideration you have given to filing any agreement with the Harbin Institute of Technology as an exhibit.

We acknowledge the comment and have filed the Harbin Institute of Technology agreement as Exhibit 10.2 to the Third Amendment.

Liquidity and Capital Resources, page 50

12.	Where appropriate, please revise to disclose the information supplementally supplied to us in response to comment 45 of our letter dated March 31, 2014.

We acknowledge the comment and have revised the Third Amendment as requested. The revised disclosure may be found on page 50 and reads as follows:

We are a holding company incorporated in the British Virgin Islands. We may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. As of the date of this prospectus, some of our PRC subsidiaries incurred losses and may not be allowed to pay dividends to us. In specific, Tantech Charcoal incurred a loss of approximately $718,000 and Energy Tech had a loss of approximately $561,000 in 2013. We have relied on direct payments of expenses by our subsidiaries (which generate revenues), to meet our obligations to date. To the extent payments are due in US Dollars, we have occasionally paid such amounts in RMB to an entity controlled by our management capable of paying such amounts in US dollars. Such transactions have been made at prevailing exchange rates and have resulted in immaterial losses or gains on currency exchange but no other profit.

6

Pamela A. Long, Assistant Director

August 22, 2014

Bamboo Tech has incurred debt of approximately $2.17 million in a loan from Bank of China Ltd. Lishui Branch. To secure this debt, Bamboo Tech has granted a mortgage on property and land use rights valued at approximately $3.33 million. Energy Tech incurred debt of approximately $4.17 million in a loan from Shanghai Pudong Development Bank Co. Ltd. To secure this debt, Energy Tech has granted a mortgage on property in Lishui valued at approximately $10.4 million. Finally, Tantech Charcoal has incurred short term debts through use of several six-month bankers acceptance notes payable.

Statutory Reserves, page 54

13.	We note your response to comment 19 of our letter dated March 31, 2014. Your revised disclosure remains unclear. Moreover, the disclosure in the first sentence of the second paragraph under this heading differs from the disclosure indicated in your supplemental response, which does not include the language “and the covenants or financial restrictions related to outstanding debt obligations.” We reissue comment 19 of our letter dated March 31, 2014. Please also reconcile your disclosure here with the disclosure on page 88 that all of your fixed assets are encumbered.

We acknowledge the comment and have revised the Third Amendment as requested to clarify the relationship between mortgages and restrictions on net assets. The clause “and the covenants or financial restrictions related to outstanding debt obligations” has been removed to reflect that the effect of the mortgage on the real property does not restrict net assets. The revised disclosure may be found on page 54 and reads as follows:

Restrictions on net assets also include the conversion of local currency into foreign currencies, tax withholding obligations on dividend distributions, the need to obtain State Administration of Foreign Exchange approval for loans to a non-PRC consolidated entity. We did not have these restrictions on our net assets as of December 31, 2013 and December 31, 2012. We are also party to certain debt agreements that are secured with mortgages on our real property, but such debt agreements do not restrict our net assets and instead only impose restrictions on the mortgaged property. To the extent we wish to transfer mortgaged property, we are able to do so subject to the obligation that we settle or transfer such mortgage in connection with such transfer; accordingly, we deduct the amount of such mortgage from the value of the underlying property and reflect the balance in our net assets.

Productive Capacity, page 88

14.	Please clarify which units the liquid capacity you refer to in footnote (3) to the table on page 90 is measured in.

We acknowledge the comment and note that the prior number was measured in kilograms. The revised disclosure may be found on page 90 and standardizes the units for all products into metric tons for the convenience of the reader.

Related Party Transactions, page 100

15.	We note your disclosure on page 103 that in 2013, you “made purchase [sic] of $4,430,170 through Forasen Group. Please revise to describe the terms of the transactions that you are referring to here. Please refer to Item 7.B of Form 20-F.

We acknowledge the comment and have revised the Third Amendment as requested. The revised disclosure may be found on page 103 and reads as follows:

7

Pamela A. Long, Assistant Director

August 22, 2014

The largest outstanding amount Forasen Group owed our company in 2013, 2012 and 2011 was approximately RMB 83.8 million (approximately $13.6 million), approximately RMB 36.6 million (approximately $5.9 million) and nil respectively, representing loans made to support the rubber and mushroom trading activities of Forasen Group. As of December 31, 2013, all such amounts have been repaid or settled through offsetting our payables to the shareholder. In 2012 and 2011, our company had sales to Forasen Group of $677,238 and $3,680,762, respectively. Prior to 2012, we exported our BBQ products through Forasen Group, as we lacked the appropriate export approvals. In 2012, we established Tantech Charcoal for purposes of exporting BBQ products to foreign markets. As a result, sales to Forasen Group decreased significantly in 2012. In 2013, we purchased $3,622,905 in raw materials from Forasen Group based on market terms to use in our normal production process. The raw materials purchased from Forasen group were primarily charcoal powder used in our EDLC carbon production, and market terms were set at prevailing commodity rates. Purchases were made on credit, without an interest rate and were due on demand.

Principal Shareholders, page 104

16.	We note your response to comment 58 of our letter dated March 31, 2014. Please help us better understand the business purpose for these transactions including the following:

•	Explain why individual shareholders of Bamboo Tech were asked to waive all rights to purchase or receive shares of Tantech, Bamboo Tech or any related or subsidiary company when they no longer hold shares in Bamboo Tech and why they agreed to waive these rights;

At the time individual shareholders of Bamboo Tech sold their shares of Bamboo Tech to Forasen Group, Ms. Yefang Zhang personally promised them that, after the completion of the initial public offering, she would personally sell a portion of her shares in the public company to them at a price equivalent to the price at which they sold such Bamboo Tech shares. Although this promise was not fully delineated as to purchase price, equivalent percentage of the listing company to be received in return for an interest in Bamboo Tech or other logistics, Ms. Zhang intended to act in good faith in fulfilling such promise.

At the time the promise was made, Forasen Group purchased the shares from such individuals. Because Bamboo Tech was not owned by USCNHK or THL at such time, Ms. Zhang was not acting on behalf of THL in making such a promise. When USCNHK acquired the 95% interest in Bamboo Tech from Forasen Group, it paid full value for such interest and did not obligate itself to the former shareholders of Bamboo Tech. That obligation remained with Ms. Zhang; Forasen Group and USCNHK did not make any attempt to transfer that obligation, as it was not an obligation of Forasen Group. Nevertheless, Ms. Zhang continued to want to act in good faith and promised, after the transfer of Bamboo Tech to USCNHK that she would be willing to sell her personal shares of THL to such individuals after completion of the initial public offering. This promise was, from the beginning, her personal promise and not an obligation of Tantech.

When Ms. Zhang and such individuals agreed to terminate this promise, Ms. Zhang paid cash to such individuals, and such individuals waived any and all rights they might have to any equity in any entity affiliated with Tantech. The reason for the breadth in the language of the waiver was due to the lack of specificity in the promise made by Ms. Zhang. As such individuals would receive shares of a different company (THL) than they previously held (Bamboo Tech), all parties believed it was prudent to ensure that the waiver was broadly written to make the point that such individuals were giving up any right to claim any entity related to or affiliated with Tantech.

•	Tell us if the Bamboo Tech shares sold by this shareholders are still outstanding and if so, do the new shareholders of these shares have rights to purchase a proportionate number of shares of the company upon the IPO;

The Bamboo Tech shares sold by such individuals constitute a portion of the shares held by USCNHK. As disclosed in the organizational chart, USCNHK holds 95% of Bamboo Tech. The right to purchase shares of Tantech from Ms. Yefang Zhang was a right given by Ms. Zhang, rather than a feature of the shares of Bamboo Tech. Accordingly, the shares of Bamboo Tech held by USCNHK to not feature such a right to acquire shares of Tantech from Ms. Zhang.

8

Pamela A. Long, Assistant Director

August 22, 2014

•	Explain why certain Bamboo Tech shareholders who remain shareholders were unaffected to the extent they have a continuing interest in Bamboo Tech. In this regard, do these shareholders still have the opportunity to purchase for cash shares of the company equal to their proportionate ownership of Bamboo Tech. To the extent the remaining shareholders do still have these purchase rights, tell us and disclose the total number of shares and the anticipated share price;

Not all of the shareholders of Bamboo Tech were willing to sell 100% of their interest in Bamboo Tech, and the sale of 100% of such interest was not demanded as a condition of buying the majority of such interest. The remaining shareholders of Bamboo Tech were willing to sell all of their shares other than a 1% interest in Bamboo Tech. To the extent they sold shares of Bamboo Tech, they received the same personal promise from Ms. Zhang to allow them to purchase shares in Tantech from her after the initial public offering. This promise was, as described, terminated with mutual agreement. To the extent such shareholders hold 1% of the equity of Bamboo Tech, this equity is not accompanied by any personal promise from Ms. Zhang. Accordingly, these 1% shareholders of Bamboo Tech do not have any right to convert their shares of Bamboo Tech into shares of Tantech. They also do not have any right to purchase shares of Tantech from Ms. Zhang or from the company itself.

•	Tell us why compensation was personally paid by Ms. Yefang Zhang to waive these rights. Please also address what consideration was given to SAB Topic 5:T in regards to the payments made by Ms. Yefang Zhang. Lock-Up Agreements, page 115

Ms. Zhang’s payment to such individuals did not benefit Tantech and instead only benefited Ms. Zhang herself, as it freed her from the personal obligation to sell a portion of her shares of Tantech to such individuals. Tantech was never obligated to issue any new shares to such individuals, so the obligation cannot be properly seen as a company obligation. Instead, the obligation would only arise after completion of the initial public offering, when the company had other shareholders. Thus, the obligation to deliver shares would only dilute Ms. Zhang personally.

By way of example, assume that Ms. Zhang held 50 shares and 50 shares were sold in the initial public offering. Assume further that such Bamboo Tech individuals had a right to acquire 25 shares of Tantech.

Scenario 1 – Ms. Zhang sells her shares personally to the Bamboo Tech individuals after completion of the offering:

	Pre-IPO		Post-IPO/Exercise		Change
	Shares	Percent	Shares	Percent	Shares	Percentage Point Change
Ms. Yefang Zhang	50	50%	25	25%	(25)	-25
IPO Public Shareholders	50	50%	50	50%	0	0
Bamboo Tech Individuals	0	0%	25	25%	25	+25
Total	100	100%	100	100%	0

Scenario 2 – Tantech issues new shares after completion of the offering:

	Pre-IPO		Post-IPO/Exercise		Change
	Shares	Percent	Shares	Percent	Shares	Percentage Point Change
Ms. Yefang Zhang	50	50%	50	40%	0	-10
IPO Public Shareholders	50	50%	50	40%	0	-10
Bamboo Tech Individuals	0	0%	25	20%	25	+20
Total	100	100%	125	100%	+25

9

Pamela A. Long, Assistant Director

August 22, 2014

In Scenario 1, Ms. Zhang’s shareholding is reduced from 50% to 25%, while public shareholders remain at 50% after exercise of the right. By contrast, in Scenario 2, each of Ms. Zhang and the public shareholders are reduced from 50% to 40%. Thus, if the Bamboo Tech individuals had a right to acquire an interest in Tantech from Tantech itself, then a payment from Ms. Zhang for such individuals to waive such right would benefit all shareholders of Tantech and, arguably, the company itself. Instead, Ms. Zhang was the only shareholder who would have been negatively affected after the IPO if such Bamboo Tech individuals had exercised their rights, as she would have been the only shareholder diluted; accordingly, the waiver of such a right (and the concurrent termination of an obligation to deliver such Tantech shares) only benefitted Ms. Zhang personally.

Moreover, if Ms. Zhang had not obtained such waiver and one of such individuals had exercised the right to acquire shares, Ms. Zhang would have sold such shares directly and would have received the payment for such shares. Tantech would not have received any of the proceeds of such a sale.

For these reasons, SAB Topic 5:T does not apply, since the waiver affects a single shareholder and not the company itself.

17.	We reissue comment 60 of our letter dated March 31, 2014, and comment 95 of our letter dated October 25, 2013. While you continue to state that you have revised your disclosure to clarify that your lock-ups will not be released, your disclosure continues to indicate that the lock-up may be released for certain exceptions or limitations. Please revise.

We acknowledge the comment and have revised the Third Amendment as requested. The revised disclosure may be found on page 115 and reads as follows:

We, our directors and executive officers and existing stockholders who own in the aggregate 12,800,000 shares of our common stock, will enter into lock-up agreements with the representative prior to the commencement of this offering pursuant to which each of these persons or entities, for a period of six (6) months from the effective date of the registration statement of which this prospectus is a part, agree not to, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our securities or any securities convertible into or exercisable or exchangeable for shares of our common stock owned or acquired on or prior to the closing date of this offering (including any shares of common stock acquired after the closing date of this offering upon the conversion, exercise or exchange of such securities); (2) file or caused to be filed any registration statement relating to the offering of any shares of our capital stock; or (3) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1), (2) or (3) above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

10

Pamela A. Long, Assistant Director

August 22, 2014

Financial Statements

Notes to the Financial Statements Note 2. Summary of Significant Accounting Policies Revenue Recognition, page F-9

18.	We note your response to comment 65 of our letter dated March 31, 2014. You previously indicated that you recognized revenue when goods leave your warehouses or production facilities. Your current disclosures now indicate that you record revenues for certain goods when they leave your warehouses or production facilities whereas for other goods you record revenue when products are delivered and accepted by the customer. Please tell us whether or not this was a change in your revenue recognition policy. Also for the sale arrangements that do not transfer title and/or risk of loss until the product is received, quantify the amount of sales recognized under this method and tell us how you ensure proper sales cutoff.

This was not a change in our revenue recognition policy. The delivery of our goods either occurred when (a) goods leave our warehouses or production facilities or (b) goods are delivered and accepted by our customer, usually at a location outside the Company. Under both cases, the risk of loss and/or title of goods have been passed to customers at the time of delivery. The only difference is whether or not we are responsible for making shipping arrangement and bearing shipping costs. We do not recognize any revenue for any sale arrangement that do not transfer title and/or risk of loss. Our sales cutoff for both methods is evidenced by the receipt of goods delivery either signed by the shipping company or the customer acknowledging the receipt of goods. Such document is used as the proof of transfer of title and/or risk of loss.

The amount of sales recognized under the “delivered and accepted by the customer” method was approximately 80% of our total sales in 2013.

19.	We note your response to comment 67 of our letter dated March 31, 2014. Please disclose the amounts of “other revenue” recorded each period presented. Please also disclose the specific state the nature of this revenue and which line item includes these revenue amounts. If this is recorded in your revenues line items, please help us understand why given you indicate that this has no correlation with your normal business.

“Other revenues” are generated from the sales of raw materials (as opposed to our finished products) to third parties. Such revenues are not treated as the principal source of revenue by the management and are non-routine in nature. Therefore, we set up separate accounts to record the revenue and the costs associated with it. However, it is still presented under the “Revenues - Sales to third parties” line on Income Statement because the amount of “other revenue” in each period is not considered material to the company. Other revenue was $901,116 in 2013 and $113,041 in 2012.

Note 10. Bankers Acceptance Notes Payable, page F-15

20.	We note your response to comment 66 of our letter dated March 31, 2014. Please help us better understand the terms of discounting notes and how this impacts your financial statements. Please ensure that your explanation also addresses the following:

•	For each period presented, quantify how much of the proceeds from bankers acceptance notes are sent directly to vendors for payment of goods and how much are received at a discount by the company to fund working capital needs;

We have historically either received the proceeds of bankers acceptance notes through discounting with commercial agents or had such bankers acceptance notes paid directly to vendors, in which case we received no proceeds. Bankers acceptance notes usually have a hold period of 180 days before they can be drawn upon at banks. For the notes paid directly to our vendors, our vendors will need to wait 180 days before they can receive cash from banks. Many customers are unwilling to wait that long to be paid, so we stopped this practice in 2012 and started to discount all our bankers acceptance notes with commercial agents. We then use such proceeds to fund our working capital needs, including making payments to various vendors. The following table quantifies the bankers acceptance notes for the fiscal years ended December 31, 2013 and 2012.

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Pamela A. Long, Assistant Director

August 22, 2014

	2013	2012
Total bankers acceptance notes	$20,032,361	$11,714,015

- discounted	20,032,361	2,218,630
- interest paid	(395,820)	(36,913)
- net proceeds received	19,636,541	2,181,717

- used to pay vendors directly	-	9,495,385

Total:	$20,032,361	$11,714,015

•	Tell us whether the proceeds received are then used for investment purposes in the form of notes receivables to third parties or if most of the discounted notes are directly from the banks. You reference notes receivables on page F-16 so please clarify the nature of these receivables and where you have them recorded on your balance sheet;

We do not use the proceeds of bankers acceptance notes for investment purposes. Instead, we first obtain bankers acceptance notes and then endorse them to commercial discounting agents to obtain immediate cash proceeds. When we receive bankers acceptance notes and immediately endorse notes to discounting agent, we use “notes receivables” or “other receivables” as a temporary interim account. When we receive cash proceeds from discounting agent, we then record the net proceeds as cash and the difference between net proceeds and face value of the notes as interest expense. Therefore, the nature of the receivables is for transitional purpose only. We do not loan any proceeds to any outside parties. Please see the answer to the next question below to better understand the nature of this kind of transaction and how we account for it.

•	Provide us example journal entries for the transactions where the bankers acceptance notes are used to pay vendors for goods and for the transactions where the proceeds were discounted for working capital needs. To the extent any of the discounted bankers acceptance notes were used for investment purposes where the notes were sold to third parties, please provide those journal entries; and

In prior periods, we occasionally requested that bankers notes payable be issued directly to our vendors for payment. However, our vendors have increasingly requested cash payment in connection with our purchases. To meet our business needs, we have started to work with commercial agents to discount bankers acceptance notes and then used the net proceeds to make payments to our vendors and to fund our working capital needs. As noted above, we have not used such notes for investment purposes. Accordingly, the applicable journal entries are as follows:

When a bank issues notes payable to us and we endorse notes to commercial discounting agent, we book the following journal entry:

Dr: Other receivable

Cr: Notes payable

Later when we receive cash proceeds from a discounting agent, we book the following journal entry:

Dr: Cash

      Interest expenses – discounting expenses

Cr: Other receivable

When the notes payable become due, we make the payment to the bank and book the following journal entry:

Dr: Notes payable

Cr: Cash

While there are no actual notes receivable involved in the process, we use the “notes receivable” or “other receivable” account as a temporary interim account for transactional purpose.

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Pamela A. Long, Assistant Director

August 22, 2014

•	Please clarify whether the discount rate that you refer to in your response actually refers to an interest rate.

The discount rate is the rate that commercial discounting agents use to discount the notes and pay cash proceeds to us. The discount rate they use is typically the same interest rate used by banks. It is usually not fixed but is instead determined by the prevailing interest rate at the market.

Note 14. Related Party Transactions, page F-18

21.	We note your response to comment 69 of our letter dated March 31, 2014. Due from related parties represented approximately 25% of your total assets at December 31, 2012. In this regard, we continue to believe that you should disclose the terms of any material settlements with related parties with a discussion of the nature of the settlement and any corresponding accounting impact. Ensure your response specifically addresses how the settlement resulted in a $6.1 million decrease in additional paid in capital and how the remaining $9.6 million of balances due from related parties were settled and presented in your financial statements (i.e. cash flow statement). It appears that the negotiations between USCNHK, Mr. Wang and Forasen also resulted in some offsetting of balances due to related parties. Please tell us specifically how these parties are related to LiShui JiuAnJu Commercial Trade and how the balance at December 31, 2012 of $7.2 million was appropriately included in the settlement.

We have corrected a typographical error on page F-5, on which two numbers were transposed. In particular, the entries for 2013 for “Loans to related parties” and “Repayments of loans to third parties” were inadvertently reversed and have been corrected.

Below is the detail for the settlement in 2013 of approximately $15.7 million due from related parties balance as of December 31, 2012. These line items presented in different locations in the Consolidated Statements of Cash Flows on page F-5.

Loans to related parties (repayments from related parties)(1)	approximately $9.3 million
Offset loans to related parties against borrowing from shareholder (non-cash)(2)	approximately $6.1 million
Offset loans to related parties against dividend payable (non-cash)(3)	approximately $0.4 million
Total:	approximately $15.8 million

(1) Presented under Cash flows from investing activities - 2013

(2) Presented under Supplemental non-cash investing activity – 2013

(3) Presented under Supplemental non-cash investing activity – 2013

We have also revised Note 14 on page F-18 to disclose the terms of material settlements.

“Except the above-mentioned approximately $6.1 million settlement on September 20, 2013 and $444,706 settlement described in Note 12, all other outstanding related party balances were settled in cash.”

As disclosed under Note 14, when USCNHK completed its purchase of Tantech Bamboo from Forasen Group in March 2013, Mr. Wang and his wife, Ms. Zhang paid approximately $18.5 million to Forasen Group on behalf of USCNHK. When the purchase completed, USCNHK recorded an increase of $18.5 million in “additional paid in capital” account as Mr. Wang and Ms. Zhang had no intention at such time to ask USCNHK to repay them.

Forasen Group, jointly owned by Mr. Wang and his wife, Ms. Zhang, however, increased its borrowing from USCNHK’s Chinese subsidiaries in 2013. As disclosed under “Related party transactions”, the largest outstanding amount Forasen Group owed our company in 2013 was approximately RMB 83.8 million (approximately $13.6 million).

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Pamela A. Long, Assistant Director

August 22, 2014

In September 2013, Mr. Wang decided to ask USCNHK to repay $6.1 million out of $18.5 million he invested in USCNHK during the acquisition in order to settle the outstanding balances between Tantech and Forasen Group. USCNHK then reclassified $6.1 million from its “additional paid in capital” account to “due to related parties – Mr. Wang” to reflect the change in intention of Mr. Wang, creating a balance due to related parties. The reclassification led to a reduction in “additional paid in capital” by $6.1 million on the consolidated balance sheet of Tantech.

At the same time, USCNHK, Forasen and Mr. Wang signed a three-party agreement to offset USCNHK’s receivables from Forasen Group with USCNHK’s payables to Mr. Wang by $6.1 million. Such settlement was disclosed under Note 14.

None of these related parties is related to LiShui JiuAnJu Commercial Trade. The settlement of JiuAnJu’s $7.2 million balance as of December 31, 2012 was included in the $9.3 million cash settlements presented on Statement of Cash Flows.

Thank you in advance for your assistance in reviewing this response and the Third Amendment to the Draft Registration Statement on Form F-1.

Should you have any questions with respect to the above responses, please contact me.

Sincerely,

/s/ Ningfang Liang

Ningfang Liang

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